l:\secfiles\11_k\hac_95\t&s_plan.doc17

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549-1004
                                  FORM 11-K

 X  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
- ---
    ACT OF 1934

For the fiscal year ended November 30, 1995
                          -----------------

                  OR

    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
- ---
    ACT OF 1934

For the transition period from                       to
                               ---------------------    ---------------------

Commission file number 33-4663
                       -------



              HUGHES SALARIED EMPLOYEES' THRIFT AND SAVINGS PLAN

         HUGHES CALIFORNIA HOURLY EMPLOYEES' THRIFT AND SAVINGS PLAN

         HUGHES TUCSON BARGAINING EMPLOYEES' THRIFT AND SAVINGS PLAN

                         HUGHES THRIFT AND SAVINGS PLAN


                         Hughes Electronics Corporation
                             7200 Hughes Terrace
                        Los Angeles, California 90045
                    --------------------------------------
                     (Full titles and address of the plans)


                           General Motors Corporation
                767 Fifth Avenue, New York, New York 10153-0075
             3044 West Grand Blvd., Detroit, Michigan 48202-3091
             ---------------------------------------------------
              (Name of issuer of the securities held pursuant to
                       the plans and the address of its
                          principal executive offices)


Registrant's telephone number, including area code (313) 556-5000

          Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:


                                                               James H. Humphrey
                                                        Chief Accounting Officer
                                                      General Motors Corporation
                                                           3044 West Grand Blvd.
                                                    Detroit, Michigan 48202-3091

FINANCIAL STATEMENTS AND EXHIBIT
- ---------------------------------


(a)   FINANCIAL STATEMENTS
      --------------------

      Hughes Salaried Employees' Thrift and Savings Plan ("Salaried"), Hughes California Hourly Employees' Thrift and Savings Plan ("California Hourly"), Hughes Tucson Bargaining Employees' Thrift and Savings Plan ("Tucson Bargaining"), and Hughes Thrift and Savings Plan ("Thrift and Savings") (collectively, the "Hughes Electronics Corporation Employees' Thrift and Savings Plans" or the "Plans").

                                                                        Page No.
                                                                  --------

      Independent Auditors' Report...............................     7

      Financial Statements:
      --------------------

      Statements of Net Assets Available for Benefits by Plan as of
        November 30, 1995 and 1994................................    8

      Statements of Changes in Net Assets Available for Benefits
        by Plan for the years ended November 30, 1995 and 1994.....   9

      Notes to Financial Statements................................  10


      Supplemental Schedules Omitted
      ------------------------------

      Supplemental schedules are omitted because of the absence of conditions under which they are required.

(b)   EXHIBIT
      -------

      Exhibit 23 - Consent of Independent Auditors.................  17

                                  SIGNATURE

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Hughes Salaried Employees' Thrift and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                      Hughes Salaried Employees'
                                                         Thrift and Savings Plan
                                               --------------------------
                                                                  (Name of Plan)


Date:  May 24, 1996                  By


                                                              /s/T. G. Westerman
                                               -----------------------
                                                               (T. G. Westerman,
                                                        Chairman, Administrative
                                                                      Committee)

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Hughes California Hourly Employees' Thrift and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                        Hughes California Hourly
Employees' Thrift and Savings                                    Plan
                                               --------------------------
                                                                  (Name of Plan)


Date:  May 24, 1996                  By


                                                              /s/T. G. Westerman
                                               ------------------------
                                                               (T. G. Westerman,
                                                        Chairman, Administrative
                                                                      Committee)

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Hughes Tucson Bargaining Employees' Thrift and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                        Hughes Tucson Bargaining
Employees' Thrift and Savings                               Plan
                                               --------------------------
                                                                  (Name of Plan)


Date:  May 24, 1996                  By


                                                              /s/T. G. Westerman
                                               ------------------------
                                                               (T. G. Westerman,
                                                        Chairman, Administrative
                                                                      Committee)

                            SIGNATURE (concluded)

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Hughes Thrift and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                  Hughes Thrift and Savings Plan
                                               ------------------------------
                                                                  (Name of Plan)


Date:  May 24, 1996                  By


                                                              /s/T. G. Westerman
                                               ------------------------
                                                               (T. G. Westerman,
                                                        Chairman, Administrative
                                                                      Committee)

INDEPENDENT AUDITORS' REPORT
- ----------------------------

Hughes Electronics Corporation Employees' Thrift and Savings Plans:

We have audited the accompanying statements of net assets available for benefits by plan of the Hughes Salaried Employees' Thrift and Savings Plan, the Hughes California Hourly Employees' Thrift and Savings Plan, the Hughes Tucson Bargaining Employees' Thrift and Savings Plan, and the Hughes Thrift and Savings Plan (collectively, the Plans) as of November 30, 1995 and 1994 and the related statements of changes in net assets available for benefits by plan for the years then ended. These financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plans at November 30, 1995 and 1994 and the changes in their net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.





/s/DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Los Angeles, California
May 17, 1996

                         HUGHES ELECTRONICS CORPORATION
                     EMPLOYEES' THRIFT AND SAVINGS PLANS
           STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS BY PLAN

NOVEMBER 30, 1995

                                                                          THRIFT
                                    CALIFORNIA   TUCSON      AND
                         SALARIED     HOURLY   BARGAINING  SAVINGS   TOTAL
                        ----------  ---------- ----------  ------- ----------
                                        (Dollars in Thousands)

INVESTMENT IN HUGHES
MASTER TRUST:
  Equity Fund           $1,411,153     $54,137    $18,081   $5,678 $1,489,049
  Fixed Income Fund      1,007,406      54,555     15,938    3,028  1,080,927
  Class H Common
    Stock Fund             588,036      21,687     11,644    7,260    628,627
  Balanced Fund            428,883       9,883      2,772    2,706    444,244
  Loan Fund                107,223       9,911      4,701      639    122,474
                        ----------    --------    -------  ------- ----------
TOTAL                    3,542,701    150,173      53,136   19,311  3,765,321

CONTRIBUTIONS
RECEIVABLE:
  Employee                  11,355        603         277      280     12,515
  Employer                   1,524        245          97       99      1,965
                        ----------    --------    -------  ------- ----------
NET ASSETS AVAILABLE
  FOR BENEFITS          $3,555,580   $151,021     $53,510  $19,690 $3,779,801
                        ==========    ========    =======  ======= ==========




NOVEMBER 30, 1994


INVESTMENT IN HUGHES
MASTER TRUST:
  Equity Fund           $1,107,914     $42,548    $13,314   $3,453 $1,167,229
  Fixed Income Fund      1,006,664      56,085     15,206    2,339  1,080,294
  Class H Common
    Stock Fund             396,136      13,566      7,365    4,262    421,329
  Balanced Fund            304,176       7,375      1,717    1,606    314,874
  Loan Fund                114,306       9,162      4,101      483    128,052
                        ----------    --------    -------  ------- ----------
TOTAL                    2,929,196    128,736      41,703   12,143  3,111,778

CONTRIBUTIONS
RECEIVABLE:
  Employee                  11,672        674         273      184     12,803
  Employer                   4,028        458         191       55      4,732
                        ----------    --------    -------  ------- ----------
NET ASSETS AVAILABLE
  FOR BENEFITS          $2,944,896   $129,868     $42,167  $12,382 $3,129,313
                        ==========    ========    =======  ======= ==========




See notes to financial statements.

                         HUGHES ELECTRONICS CORPORATION
                     EMPLOYEES' THRIFT AND SAVINGS PLANS
      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY PLAN

FOR THE YEAR ENDED NOVEMBER 30, 1995
                                                                          THRIFT
                                    CALIFORNIA   TUCSON      AND
                         SALARIED     HOURLY   BARGAINING  SAVINGS   TOTAL
                        ----------  ---------- ----------  ------- ----------
                                        (Dollars in Thousands)
INVESTMENT ACTIVITIES:
  Net investment income from
    the Master Trust      $656,864     $24,690     $9,045   $4,048   $694,647
                        ----------    --------    -------  ------- ----------

OTHER ACTIVITIES INCREASE
(DECREASE):
  Employee contributions   146,757       8,141      3,340    3,359    161,597
  Employer contributions    50,546       5,380      2,271    1,154     59,351
  Benefit payments        (243,483)    (17,058)          (3,313)       (1,253)
(265,107)
                        ----------    --------    -------  ------- ----------

INCREASE (DECREASE)        (46,180)     (3,537)     2,298    3,260    (44,159)
                        ----------    --------    -------  ------- ----------

INCREASE (DECREASE) IN
  NET ASSETS AVAILABLE
  FOR BENEFITS             610,684      21,153     11,343    7,308    650,488

NET ASSETS AVAILABLE
  FOR BENEFITS, BEGINNING
  OF PERIOD              2,944,896     129,868     42,167   12,382  3,129,313
                        ----------    --------    -------  ------- ----------

NET ASSETS AVAILABLE
  FOR BENEFITS, END
  OF PERIOD             $3,555,580    $151,021    $53,510  $19,690 $3,779,801
                        ==========    ========    =======  ======= ==========


FOR THE YEAR ENDED NOVEMBER 30, 1994

INVESTMENT ACTIVITIES:
  Net investment income from
    the Master Trust       $13,713      $1,911       $239    ($317)   $15,546
                        ----------    --------    -------  ------- ----------

OTHER ACTIVITIES INCREASE
(DECREASE):
  Employee contributions   152,193       8,804      3,292    2,338    166,627
  Employer contributions    52,238       5,953      2,299      826     61,316
  Benefit payments        (233,640)    (16,809)    (2,358)    (897)  (253,704)
                        ----------    --------    -------  ------- ----------

INCREASE (DECREASE)        (29,209)     (2,052)     3,233    2,267    (25,761)
                        ----------    --------    -------  ------- ----------

INCREASE (DECREASE) IN
  NET ASSETS AVAILABLE
  FOR BENEFITS             (15,496)       (141)     3,472    1,950    (10,215)

NET ASSETS AVAILABLE
  FOR BENEFITS, BEGINNING
  OF PERIOD              2,960,392     130,009     38,695   10,432  3,139,528
                        ----------    --------    -------  ------- ----------

NET ASSETS AVAILABLE
  FOR BENEFITS, END
  OF PERIOD             $2,944,896    $129,868    $42,167  $12,382 $3,129,313
                        ==========    ========    =======  ======= ==========

See notes to financial statements.

                         HUGHES ELECTRONICS CORPORATION
                     EMPLOYEES' THRIFT AND SAVINGS PLANS
                        NOTES TO FINANCIAL STATEMENTS
NOTE 1.  GENERAL

The accompanying financial statements are comprised of the accounts of the Hughes Salaried Employees' Thrift and Savings Plan (the Salaried Plan), the Hughes California Hourly Employees' Thrift and Savings Plan (the California Hourly Plan), the Hughes Tucson Bargaining Employees' Thrift and Savings Plan (the Tucson Bargaining Plan), and the Hughes Thrift and Savings Plan (the Thrift and Savings Plan) (collectively, the Plans). The Plans are administered by Administrative Committees whose members are appointed by Hughes Electronics Corporation (the Company or Hughes), a wholly owned subsidiary of General Motors Corporation. Prior to March 29, 1995, the Plans were sponsored by Hughes Aircraft Company, a wholly owned subsidiary of the Company. The Trustee of the Plans is Bankers Trust Company (Bankers Trust). Additional Plan information is provided to the participants by the Company in the form of Summary Annual Reports.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Plans participate in the Hughes Electronics Corporation Savings Plan Master Trust (the Master Trust). The Plans' investments in the Master Trust are presented at estimated fair value, which has been determined based on the fair value of the investments of the Master Trust.

The Plans' expenses are paid by either the Plans or Hughes, as provided by the plan documents.

The  Internal  Revenue  Service  has ruled  that the Plans are  qualified  under
Section 401 of the Internal Revenue Code (the Code) and are, therefore, not subject to Federal income taxes under present income tax laws. Accordingly, no provision for Federal income taxes has been made in the accompanying financial statements. Contributions by participants made on a "pre-tax" basis, the Company's matching contributions, and the earnings thereon are not subject to Federal income taxes to the participants until distributed from the Plans.

NOTE 3.  PLAN PARTICIPATION

All employees of the Company and its domestic subsidiaries that have adopted the respective Plans are eligible to participate in the Plans after ninety days of continuous employment. The Plans provide that eligible employees electing to become participants may contribute amounts within specified ranges through payroll deductions. The participants may direct these contributions to any of the four investment funds included in the Master Trust described in Note 6.

The Company contributes to the Class H Common Stock Fund an amount equal to 100% of the individual employee's contribution up to the first 3% of the employee's compensation, subject to certain limitations (except for the Thrift and Savings Plan which requires a 50% matching contribution up to the first 6% of the individual employee's compensation). Until October 28, 1995 (at which time the Company discontinued this provision), for employees in the Tucson Bargaining Plan and the California Hourly Plan, the Company matched additional employee contributions above 3% and up to 7% of the individual employee's compensation at the 75% level and this portion of the Company's matching contribution could be allocated to the various funds at the discretion of the employee. Except for the Thrift and Savings Plan, the Company match contributed to the Class H Common Stock Fund cannot be transferred for two full plan years after the contribution.

The Company's Board of Directors has resolved that, effective January 1, 1997, the Company contribution for employees participating in the Salaried Plan will be increased to an amount equal to 100% of the individual employee's contribution up to the first 4% of the employee's compensation, subject to certain limitations.

                         HUGHES ELECTRONICS CORPORATION
                     EMPLOYEES' THRIFT AND SAVINGS PLANS


Participants in the Salaried Plan, the California Hourly Plan and the Tucson Bargaining Plan are generally vested in the Company's contributions after two full plan years and become fully vested after five years of service. Participants in the Thrift and Savings Plan are vested in the Company's contributions after five years of service. Forfeited Company contributions are used to reduce future Company contributions to the Plans.

The Company reserves the right to terminate the Plans at anytime. Upon such termination, the participants' rights to the Company's contributions vest immediately and the account balances are to be fully paid to the participants.

NOTE 4.  PARTICIPANT LOANS

Each Plan allows participants to borrow from their vested account balances, subject to certain limitations. The loans bear interest at the Bank of America, N.T. & S.A. prime rate plus 1% (which is fixed at the inception of the loan) and maturities may not exceed four years.

The loans (which are accounted for in the Loan Fund) are deducted from the participants' vested account balances based on their investment elections with respect to the funds described in Note 6. Loan repayments are credited to the participants' accounts in the same manner.

NOTE 5.  BENEFITS TO WITHDRAWING PARTICIPANTS

Net assets available for benefits include the following amounts which will be paid to participants who are withdrawing from the Plans:

  Plan                                          1995          1994
- ------------------                           -------       -------
                                                          (Dollars in Thousands)

Salaried                                     $16,168       $49,983
California Hourly                              1,643         2,087
Tucson Bargaining                                200         1,236
Thrift and Savings                               118            97
                                             -------       -------
  Total                                      $18,129       $53,403
                                             =======       =======

NOTE 6.  INFORMATION CONCERNING THE MASTER TRUST

The Master Trust was created pursuant to a trust agreement between Hughes and Bankers Trust, as trustee of the funds, to permit the commingling of trust assets of the Plans and certain other employee benefit plans of the Company, for investment and administrative purposes. Each participating employee benefit plan has an interest in the net assets of the Master Trust and changes therein. The assets of the trust are held by Bankers Trust.

Investments of the Master Trust are managed by independent investment advisors, with the exception of one account in the Fixed Income Fund managed directly by a subsidiary of the Company (with asset values at November 30, 1995 and 1994 of approximately $755,744,000 and $738,613,000, respectively). Investment management fees paid by the Plans to the subsidiary for the account it manages were as follows:

  Plan                                          1995          1994
- ----------------------------------              ----          ----
                                                          (Dollars in Thousands)

Salaried                                        $443          $436
California Hourly                                 25            24
Tucson Bargaining                                  7             7
Thrift and Savings                                 1             1
                                                ----          ----
  Total investment management fees              $476          $468
                                                ====          ====

                         HUGHES ELECTRONICS CORPORATION
                     EMPLOYEES' THRIFT AND SAVINGS PLANS


The Master Trust is composed of five funds: the Equity Fund, which invests primarily in equity securities; the Fixed Income Fund, which invests in certificates of deposit, short-term corporate debt and government securities, and contracts with insurance companies providing a guarantee of principal (backed by assets of the insurance company) and a specified rate of interest; the Balanced Fund, consisting primarily of investments in Equity and Debt Index Funds managed by Mellon Capital; the Class H Common Stock Fund, which invests in or holds shares of GM Class H Common Stock; and the Loan Fund, representing outstanding loans from employees who are participants in the Plans. Each Plan's share in the Master Trust's net assets is based upon the participant units and fund values (described below) of the participants in the Plan. The investment return of the Master Trust is allocated to the participating Plans based on the relative proportion of each Plan's net assets available for benefits in each fund.

Significant Accounting Policies
- -------------------------------

Short-term investment funds and certificates of deposit are stated at cost, which approximates fair value. Investments in contracts with insurance companies are carried at contract value, which approximates fair value. Securities, except short-term fixed income obligations (obligations having maturities of less than one year), are stated at fair value based upon closing sales prices reported on recognized securities exchanges on the last business day of the period or, for listed securities having no sales reported and for unlisted securities, upon last-reported bid prices on that date. Short-term fixed income obligations are stated at amortized cost, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Dividends declared but not received are accrued on the ex-dividend date. Interest income is recognized on the accrual basis.

Participant Units and Fund Values
- ---------------------------------

The value of a participant's interest in the Equity Fund, the Fixed Income Fund, and the Balanced Fund is determined according to the participant's units of ownership in the fund. The value of a participant's interest in the Class H Common Stock Fund is determined according to the participant's shares of such stock. Unit and share values are determined on a monthly basis and vary depending on the net asset values of the respective funds. The value of a participant's interest in the Loan Fund is determined according to the net amount of borrowings outstanding for the participant.

The following schedules summarize the net assets, net investment income, and participant unit data of the Master Trust.

                         HUGHES ELECTRONICS CORPORATION
                      EMPLOYEES' THRIFT AND SAVINGS PLANS

a) NET ASSETS OF THE MASTER TRUST

NOVEMBER 30, 1995
                                  FIXED     CLASS H
                       EQUITY    INCOME      COMMON  BALANCED   LOAN
                        FUND      FUND       STOCK     FUND     FUND      TOTAL
                      --------  ----------  -------  -------- --------  ----------
                                       (Dollars in Thousands)
INVESTMENTS:
  Short-term
    investment funds   $87,640    $118,964   $4,799    $1,280       $-    $212,683
  Certificates
    of deposit               -     170,151        -         -        -     170,151
  Short-term United
    States Government
    obligations              -      80,028        -         -        -      80,028
  Long-term United
    States Government
    obligations              -           -        -         -        -           -
  Short-term corporate
    obligations              -     644,409        -         -        -     644,409
  Long-term corporate
    obligations            776           -        -         -        -         776
  Common stock         994,428                    -         -        -     994,428
  Common Stock-
    GM Class H               -           -  621,735         -        -     621,735
  Pooled investments   402,018           -        -   437,669        -     839,687
  Preferred stock        1,838           -        -         -        -       1,838
  Insurance contracts        -      60,734        -         -        -      60,734
  Loan receivable
    from participants        -           -        -         -  123,570     123,570
                    ----------  ---------- --------  -------- --------  ----------
      Total
        investments  1,486,700   1,074,286  626,534   438,949  123,570   3,750,039
  Dividends and
    interest receivable  1,957      18,858    3,017        60        -      23,892
  Receivable for
    securities sold      6,818           -        -         -        -       6,818
  Interfund accounts     5,804     (11,835)     932     6,195   (1,096)          -
  Payable for securi-
    ties purchased     (11,241)          -        -         -        -     (11,241)
  Contributions
    receivable           6,194       3,497    2,738     2,089        -      14,518
  Other                 (1,013)       (389)  (1,855)     (968)       -      (4,225)
                      --------  ---------- --------  -------- --------  ----------
NET ASSETS OF THE
  MASTER TRUST      $1,495,219  $1,084,417 $631,366  $446,325 $122,474  $3,779,801
                    ==========  ========== ========  ======== ========  ==========

NET ASSETS OF THE
  MASTER TRUST
  BY PLAN:
  Salaried          $1,416,768  $1,010,249 $590,471  $430,869 $107,223  $3,555,580
  California Hourly     54,409      54,954   21,829     9,918    9,911     151,021
  Tucson Bargaining     18,250      16,128   11,659     2,772    4,701      53,510
  Thrift and Savings     5,792       3,086    7,407     2,766      639      19,690
  Other                      -           -        -         -        -           -
                      --------  ---------- --------  -------- --------  ----------
TOTAL               $1,495,219  $1,084,417 $631,366  $446,325 $122,474  $3,779,801
                    ==========  ========== ========  ======== ========  ==========



                         HUGHES ELECTRONICS CORPORATION
                      EMPLOYEES' THRIFT AND SAVINGS PLANS

a) NET ASSETS OF THE MASTER TRUST

NOVEMBER 30, 1994

                                  FIXED     CLASS H
                       EQUITY    INCOME      COMMON  BALANCED   LOAN
                        FUND      FUND       STOCK     FUND     FUND      TOTAL
                      --------  ----------  -------  -------- --------  ----------
                                       (Dollars in Thousands)
INVESTMENTS:
  Short-term
    investment funds  $123,502    $294,174   $3,976    $3,811   $    -    $425,463
  Certificates
    of deposit               -      42,986        -         -        -      42,986
  Short-term United
    States Government
    obligations          3,000      29,014        -         -        -      32,014
  Long-term United
    States Government
    obligations          1,455           -        -         -        -       1,455
  Short-term corporate
    obligations              -     597,685        -         -        -     597,685
  Long-term corporate
    obligations         11,936           -        -         -        -      11,936
  Common stock         684,286      11,680        -         -        -     695,966
  Common Stock-
    GM Class H               -           -  411,925         -        -     411,925
  Pooled investments   333,203           -        -   312,978        -     646,181
  Preferred stock        5,150           -        -         -        -       5,150
  Insurance contracts        -      96,097        -         -        -      96,097
  Loan receivable
    from participants        -           -        -         -  130,868     130,868
                    ----------  ---------- --------  -------- --------  ----------
      Total
        investments  1,162,532   1,071,636  415,901   316,789  130,868   3,097,726
  Dividends and
    interest receivable  2,137       7,435    2,470        33        -      12,075
  Receivable for
    securities sold      6,504           -        -         -        -       6,504
  Interfund accounts       678       1,891    1,059      (893)  (2,735)          -
  Payable for securi-
    ties purchased      (2,874)          -        -    (1,238)       -      (4,112)
  Contributions
    receivable           6,285       4,130    5,031     2,141        -      17,587
  Other                   (769)       (315)   1,900       555        -       1,371
                    ----------  ---------- --------  --------  -------  ----------
NET ASSETS OF THE
  MASTER TRUST      $1,174,493  $1,084,777 $426,361  $317,387 $128,133  $3,131,151
                    ==========  ========== ========  ======== ========  ==========

NET ASSETS OF THE
  MASTER TRUST
  BY PLAN:
  Salaried          $1,113,565  $1,009,733 $401,037  $306,255 $114,306  $2,944,896
  California Hourly     42,891      56,790   13,633     7,392    9,162     129,868
  Tucson Bargaining     13,524      15,517    7,327     1,698    4,101      42,167
  Thrift and Savings     3,508       2,373    4,363     1,655      483      12,382
  Other                  1,005         364        1       387       81       1,838
                    ----------  ---------- --------  -------- --------  ----------
TOTAL               $1,174,493  $1,084,777 $426,361  $317,387 $128,133  $3,131,151
                    ==========  ========== ========  ======== ========  ==========

                                       - 14 -



                         HUGHES ELECTRONICS CORPORATION
                      EMPLOYEES' THRIFT AND SAVINGS PLANS

b) MASTER TRUST NET INVESTMENT INCOME

FOR THE YEAR ENDED NOVEMBER 30, 1995
                                    FIXED   CLASS H
                         EQUITY    INCOME    COMMON  BALANCED    LOAN
                          FUND      FUND     STOCK     FUND      FUND      TOTAL
                        --------  --------  -------  --------   ------   ---------
                                        (Dollars in Thousands)
INVESTMENT INCOME AND
EXPENSES:
  Interest and other
    income               $26,827   $67,549     $353   $38,695   $8,540    $141,964
  Dividends               14,637         -   11,774         -        -      26,411
  Net change in
    fair value
    of investments       288,150      (743) 177,577    70,382        -     535,366
  Investment management
    and trustee fees      (4,307)   (1,715)    (406)   (2,138)       -      (8,566)
                        --------   ------- --------   -------   ------    --------
NET INVESTMENT INCOME   $325,307   $65,091 $189,298  $106,939   $8,540    $695,175
                        ========   ======= ========   =======   ======    ========



FOR THE YEAR ENDED NOVEMBER 30, 1994

INVESTMENT INCOME AND
EXPENSES:
  Interest and other
    income               $31,901   $56,544     $321   $22,456   $8,540    $119,762
  Dividends               12,776         -    9,297         -        -      22,073
  Net change in
    fair value
    of investments       (29,254)  (11,015) (49,562)  (29,481)       -    (119,312)
  Investment management
    and trustee fees      (3,345)   (1,539)    (280)   (1,808)       -      (6,972)
                        --------   ------- --------   -------   ------    --------
NET INVESTMENT INCOME    $12,078   $43,990 ($40,224)  ($8,833)  $8,540     $15,551
                        ========   ======= ========   =======   ======    ========



                         HUGHES ELECTRONICS CORPORATION
                     EMPLOYEES' THRIFT AND SAVINGS PLANS

c)PARTICIPANT UNIT DATA

FOR THE YEAR ENDED NOVEMBER 30, 1995

                                                                FIXED    CLASS H
                                 EQUITY    INCOME     COMMON  BALANCED
                                  FUND      FUND      STOCK     FUND
                                --------  --------   -------  --------
                                                            (Units in Thousands)
Quarter Ended February 28
  Number of units outstanding    125,740    193,138   12,864    42,106
  Net asset value per unit        $9.593    $5.524    $36.092   $7.824

Quarter Ended May 31
  Number of units outstanding    125,364    193,575   12,809    42,391
  Net asset value per unit       $10.379    $5.612    $40.384   $8.622

Quarter Ended August 31
  Number of units outstanding    125,461    191,182   13,015    43,803
  Net asset value per unit       $11.306    $5.698    $40.976   $9.090

Quarter Ended November 30
  Number of units outstanding    125,552    186,548   13,262    45,426
  Net asset value per unit       $11.849    $5.782    $45.333   $9.766




FOR THE YEAR ENDED NOVEMBER 30, 1994

Quarter Ended February 28
  Number of units outstanding    124,702    200,377   11,217    44,196
  Net asset value per unit        $9.569    $5.272    $37.345   $7.529

Quarter Ended May 31
  Number of units outstanding    125,321    199,153   11,612    44,651
  Net asset value per unit        $9.267    $5.320    $35.435   $7.286

Quarter Ended August 31
  Number of units outstanding    126,784    197,253   12,055    44,308
  Net asset value per unit        $9.580    $5.379    $36.383   $7.528

Quarter Ended November 30
  Number of units outstanding    126,364    198,375   12,457    43,506
  Net asset value per unit        $9.256    $5.444    $33.560   $7.276




















                                    - 16 -